UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

FLOTEK INDUSTRIES, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

343389102

(CUSIP Number)

Matt D. Wilks

C/O Wilks Brothers, LLC

17010 IH 20

Cisco, Texas 76437

Telephone: (817)-850-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 343389102	Page 2

1.	NAMES OF REPORTING PERSONS Farris Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 18,380,242 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 18,380,242 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,380,242 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 9,190,121 shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Flotek Industries, Inc. (the “Issuer”) issuable upon conversion of the $10,000,000 in aggregate principal amount of the 10% Convertible PIK Notes of the Issuer (the “Initial Notes”) issued to ProFrac Holdings, LLC (“ProFrac Holdings”) pursuant to the Note Purchase Agreement (as discussed in Item 3 and Item 4) and (ii) 9,190,121 shares of Common Stock issuable upon conversion of the $10,000,000 in aggregate principal amount of the 10% Convertible PIK Notes of the Issuer (the “Additional Notes” and, together with the Initial Notes, the “Notes”) issued to ProFrac Holdings pursuant to the Master Transaction Agreement (as discussed in Item 3 and Item 4).

(2)

Percent of class is calculated based on (i) 79,750,000 shares of Common Stock issued and outstanding as of February 2, 2022, as represented by the Issuer in the Note Purchase Agreement, plus (ii) 9,190,121 shares of Common Stock issuable to ProFrac Holdings upon conversion of $10,000,000 in aggregate principal amount of the Initial Notes, plus (iii) 9,190,121 shares of Common Stock issuable to ProFrac Holdings upon conversion of $10,000,000 in aggregate principal amount of the Additional Notes; in each case based upon conversion of the Notes at the Conversion Price (as defined herein), and not including the conversion of any accrued but unpaid interest on any Notes.

SCHEDULE 13D

CUSIP No. 343389102	Page 3

1.	NAMES OF REPORTING PERSONS Dan Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 18,380,242 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 18,380,242 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,380,242 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Consists of (i) 9,190,121 shares of Common Stock issuable upon conversion of the $10,000,000 in aggregate principal amount of the Initial Notes issued to ProFrac Holdings pursuant to the Note Purchase Agreement (as discussed in Item 3 and Item 4) and (ii) 9,190,121 shares of Common Stock issuable upon conversion of the $10,000,000 in aggregate principal amount of the Additional Notes issued to ProFrac Holdings pursuant to the Master Transaction Agreement (as discussed in Item 3 and Item 4).

(2)

Percent of class is calculated based on (i) 79,750,000 shares of Common Stock issued and outstanding as of February 2, 2022, as represented by the Issuer in the Note Purchase Agreement, plus (ii) 9,190,121 shares of Common Stock issuable to ProFrac Holdings upon conversion of $10,000,000 in aggregate principal amount of the Initial Notes, plus (iii) 9,190,121 shares of Common Stock issuable to ProFrac Holdings upon conversion of $10,000,000 in aggregate principal amount of the Additional Notes; in each case based upon conversion of the Notes at the Conversion Price (as defined herein), and not including the conversion of any accrued but unpaid interest on any Notes.

SCHEDULE 13D

CUSIP No. 343389102	Page 4

1.	NAMES OF REPORTING PERSONS Staci Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 18,380,242 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 18,380,242 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,380,242 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Consists of (i) 9,190,121 shares of Common Stock issuable upon conversion of the $10,000,000 in aggregate principal amount of the Initial Notes issued to ProFrac Holdings pursuant to the Note Purchase Agreement (as discussed in Item 3 and Item 4) and (ii) 9,190,121 shares of Common Stock issuable upon conversion of the $10,000,000 in aggregate principal amount of the Additional Notes issued to ProFrac Holdings pursuant to the Master Transaction Agreement (as discussed in Item 3 and Item 4).

(2)

Percent of class is calculated based on (i) 79,750,000 shares of Common Stock issued and outstanding as of February 2, 2022, as represented by the Issuer in the Note Purchase Agreement, plus (ii) 9,190,121 shares of Common Stock issuable to ProFrac Holdings upon conversion of $10,000,000 in aggregate principal amount of the Initial Notes, plus (iii) 9,190,121 shares of Common Stock issuable to ProFrac Holdings upon conversion of $10,000,000 in aggregate principal amount of the Additional Notes; in each case based upon conversion of the Notes at the Conversion Price (as defined herein), and not including the conversion of any accrued but unpaid interest on any Notes.

SCHEDULE 13D

CUSIP No. 343389102	Page 5

1.	NAMES OF REPORTING PERSONS THRC Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 18,380,242 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 18,380,242 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,380,242 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Consists of (i) 9,190,121 shares of Common Stock issuable upon conversion of the $10,000,000 in aggregate principal amount of the Initial Notes issued to ProFrac Holdings pursuant to the Note Purchase Agreement (as discussed in Item 3 and Item 4) and (ii) 9,190,121 shares of Common Stock issuable upon conversion of the $10,000,000 in aggregate principal amount of the Additional Notes issued to ProFrac Holdings pursuant to the Master Transaction Agreement (as discussed in Item 3 and Item 4).

(2)

Percent of class is calculated based on (i) 79,750,000 shares of Common Stock issued and outstanding as of February 2, 2022, as represented by the Issuer in the Note Purchase Agreement, plus (ii) 9,190,121 shares of Common Stock issuable to ProFrac Holdings upon conversion of $10,000,000 in aggregate principal amount of the Initial Notes, plus (iii) 9,190,121 shares of Common Stock issuable to ProFrac Holdings upon conversion of $10,000,000 in aggregate principal amount of the Additional Notes; in each case based upon conversion of the Notes at the Conversion Price (as defined herein), and not including the conversion of any accrued but unpaid interest on any Notes.

SCHEDULE 13D

CUSIP No. 343389102	Page 6

1.	NAMES OF REPORTING PERSONS THRC Holdings, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 18,380,242 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 18,380,242 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,380,242 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7% (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Consists of (i) 9,190,121 shares of Common Stock issuable upon conversion of the $10,000,000 in aggregate principal amount of the Initial Notes issued to ProFrac Holdings pursuant to the Note Purchase Agreement (as discussed in Item 3 and Item 4) and (ii) 9,190,121 shares of Common Stock issuable upon conversion of the $10,000,000 in aggregate principal amount of the Additional Notes issued to ProFrac Holdings pursuant to the Master Transaction Agreement (as discussed in Item 3 and Item 4).

(2)

Percent of class is calculated based on (i) 79,750,000 shares of Common Stock issued and outstanding as of February 2, 2022, as represented by the Issuer in the Note Purchase Agreement, plus (ii) 9,190,121 shares of Common Stock issuable to ProFrac Holdings upon conversion of $10,000,000 in aggregate principal amount of the Initial Notes, plus (iii) 9,190,121 shares of Common Stock issuable to ProFrac Holdings upon conversion of $10,000,000 in aggregate principal amount of the Additional Notes; in each case based upon conversion of the Notes at the Conversion Price (as defined herein), and not including the conversion of any accrued but unpaid interest on any Notes.

SCHEDULE 13D

CUSIP No. 343389102	Page 7

1.	NAMES OF REPORTING PERSONS ProFrac Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 18,380,242 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 18,380,242 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,380,242 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Consists of (i) 9,190,121 shares of Common Stock issuable upon conversion of the $10,000,000 in aggregate principal amount of the Initial Notes issued to ProFrac Holdings pursuant to the Note Purchase Agreement (as discussed in Item 3 and Item 4) and (ii) 9,190,121 shares of Common Stock issuable upon conversion of the $10,000,000 in aggregate principal amount of the Additional Notes issued to ProFrac Holdings pursuant to the Master Transaction Agreement (as discussed in Item 3 and Item 4).

(2)

Percent of class is calculated based on (i) 79,750,000 shares of Common Stock issued and outstanding as of February 2, 2022, as represented by the Issuer in the Note Purchase Agreement, plus (ii) 9,190,121 shares of Common Stock issuable to ProFrac Holdings upon conversion of $10,000,000 in aggregate principal amount of the Initial Notes, plus (iii) 9,190,121 shares of Common Stock issuable to ProFrac Holdings upon conversion of $10,000,000 in aggregate principal amount of the Additional Notes; in each case based upon conversion of the Notes at the Conversion Price (as defined herein), and not including the conversion of any accrued but unpaid interest on any Notes.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Flotek Industries, Inc. (the “Issuer”). The address of the Issuer’s principal executive offices is 8846 N. Sam Houston Parkway W., Houston, TX 77064.

Item 2.	Identity and Background.

(a)    This Schedule 13D is being filed with the Securities and Exchange Commission (the “SEC”) jointly by Farris Wilks, Dan Wilks, Staci Wilks, THRC Holdings, LP (“THRC Holdings”), THRC Management, LLC (“THRC Management”) and ProFrac Holdings, LLC (“ProFrac Holdings” and collectively, the “Reporting Persons”).

(b)    The business address of each of the Reporting Persons is 17018 IH 20, Cisco, TX 76437.

(c)    The principal occupation of each of Farris Wilks, Dan Wilks and Staci Wilks is self-employed investor. THRC Holdings is a limited partnership. THRC Management is a member-managed limited liability company. ProFrac Holdings is a manager-managed limited liability company.

(d)    No Reporting Person has, during the last five (5) years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    No Reporting Person has, during the last five (5) years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Each of Farris Wilks, Dan Wilks and Staci Wilks is a citizen of the United States of America. THRC Holdings is a limited partnership organized under the laws of the State of Texas. THRC Management is a limited liability company organized under the laws of the State of Texas. ProFrac Holdings is a limited liability company organized under the laws of the State of Texas.

Item 3.	Source or Amount of Funds or Other Consideration.

As further described below, on February 2, 2022, ProFrac Holdings purchased (i) for $10,000,000 in cash in connection with the Offering (as defined below) an aggregate of $10,000,000 in principal amount of 10% Convertible PIK Notes of the Issuer (the “Initial Notes”) that are convertible into shares of Common Stock, pursuant to the Note Purchase Agreement, dated February 2, 2022, by and among the Issuer, ProFrac Holdings and the other purchaser parties thereto (the “Note Purchase Agreement”), and (ii) an aggregate of $10,000,000 in principal amount of 10% Convertible PIK Notes of the Issuer (the “Additional Notes” and together with the Initial Notes, the “Notes”) that are convertible into shares of Common Stock, pursuant to the Master Transaction Agreement, dated February 2, 2022, by and between the Issuer and ProFrac Holdings (the “Master Transaction Agreement”). The Initial Notes were purchased using working capital of ProFrac Holdings. The Additional Notes were issued in consideration of ProFrac Services, LLC, a Texas limited liability company and a wholly-owned subsidiary of ProFrac Holdings (“ProFrac Services”), entering into the Supply Agreement (as defined below) with a wholly-owned subsidiary of the Issuer.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 of this Schedule 13D is incorporated by reference into this Item 4.

Note Purchase Agreement

On February 2, 2022, the Issuer entered into the Note Purchase Agreement with ProFrac Holdings and certain institutional investors (collectively, the “Purchasers”), pursuant to which the Issuer agreed to issue and sell in a private placement (the “Offering”) approximately $21.2 million in principal amount of the Notes convertible into shares of Common Stock (or pre-funded warrants to purchase Common Stock at a nominal price (the “Pre-Funded Warrants”) in limited circumstances as described in the Note Purchase Agreement and the Notes). The closing of the Offering happened contemporaneously with the execution of the Note Purchase Agreement. The proceeds from the Offering will be used for liquidity and general corporate purposes.

Each holder of the Notes, including ProFrac Holdings, may convert all or any portion of its Notes into Common Stock at a price of $1.088125 per share (the “Conversion Price”) at any time prior to the maturity date. Interest on the Notes will begin to accrue on the unpaid principal balance commencing on the closing date at the rate of 10% per annum, payable in incremental Notes.

Accrued and unpaid interest on the Notes will be due and payable on the maturity date on February 2, 2023, which is the first anniversary of the closing date, at which date, subject to certain exceptions, the Notes are mandatorily converted and payable in shares of Common Stock at the lesser of the Conversion Price and $0.8705 per share. In the event of a change of control of the Issuer, each holder of Notes will have the option to convert the outstanding principal and unpaid accrued interest thereon into shares of Common Stock at the lesser of the Conversion Price and $0.8705 per share, or redeem the Notes for cash at their outstanding principal plus accrued and unpaid interest thereon, together with the amount of interest that, but for the redemption, would have accrued to the maturity date. In addition, the Notes may be converted by the Issuer if (i) the volume-weighted average trading price of the Common Stock equals or exceeds the greater of $2.50 per share or $1.741 for 20 trading days during a 30 consecutive trading day period and (ii) the shares of Common Stock issuable upon conversion of the Notes are then registered for resale pursuant to a then effective registration statement. The Conversion Price will be adjusted in the case of stock splits, stock dividends, combinations of shares and similar recapitalization transactions.

The Note Purchase Agreement contains customary representations, warranties and covenants of the Issuer and the Purchasers.

The Notes contain an ownership limitation that limits the conversion of the Notes into Common Stock to the extent conversion would cause the beneficial ownership of any Purchaser to exceed 19.9% of the total number of then issued and outstanding shares of Common Stock, subject to the terms and conditions of the Note, in which case the excess Notes will convert into Pre-Funded Warrants with a similar ownership limitation.

Registration Rights Agreement

On February 2, 2022, in connection with the closing of the Offering and pursuant to the Note Purchase Agreement, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with ProFrac Holdings and the other Purchasers party thereto relating to the registration of the Common Stock issued or issuable upon conversion of the Notes (including both the Notes issued in the Offering and the Notes issued in connection with the execution and delivery of that certain Supply Agreement as discussed below) and issued or issuable pursuant to the Pre-Funded Warrants (including any shares issued as or issuable upon the conversion or redemption as dividend or distribution of such shares) (the “Registrable Securities”).

Pursuant to the Registration Rights Agreement, the Issuer is required to use its commercially reasonable efforts to file a registration statement on or before 120 days from the date of the Registration Rights Agreement (the “Shelf Registration Statement”), and to cause the Shelf Registration Statement to become effective no later than four months following the initial filing of the Shelf Registration Statement. In certain circumstances and subject to customary qualifications and limitations, the holders of Registrable Securities will have piggyback registration rights on offerings of Common Stock initiated by the Issuer, among other rights as described in the Registration Rights Agreement, and selling Purchasers will have rights to request that the Issuer initiate an Underwritten Offering (as defined in the Registration Rights Agreement) of Registrable Securities in any 365-day period.

Chemical Products Supply Agreement

On February 2, 2022, ProFrac Services and Flotek Chemistry, LLC (“Flotek Chemistry”), a wholly-owned subsidiary of the Issuer, entered into a Chemical Products Supply Agreement (the “Supply Agreement”), pursuant to which ProFrac Services will purchase certain products and services from Flotek Chemistry for three years. Under the Supply Agreement, ProFrac Services is obligated to purchase a minimum amount of chemicals over the term equal to the greater of (i) a baseline determined by reference to ProFrac Services’s first ten frac fleets deployed and (ii) 33% of ProFrac Services’s requirements. Should ProFrac Services fail to purchase the minimum amount of chemicals in any given year, ProFrac Services is obligated to pay to Flotek Chemistry liquidated damages equal to 25% of the shortfall for such year. As part of the economic value of the long-term revenue commitment from ProFrac Services contained in the Supply Agreement, the Issuer issued and sold to ProFrac Holdings, simultaneously with the Offering, $10,000,000 in aggregate principal amount of the Additional Notes. These Additional Notes were issued and sold to ProFrac Holdings in addition to the Initial Notes purchased in cash by ProFrac Holdings as one of the Purchasers under the Note Purchase Agreement.

The Supply Agreement became effective as of February 2, 2022 and has a term of three years from April 1, 2022, the supply start date, subject to, among other things, early termination pursuant to the termination provisions of the Supply Agreement. Upon mutual agreement, Flotek Chemistry and ProFrac Services may extend the term of the Supply Agreement.

Master Transaction Agreement

On February 2, 2022, ProFrac Holdings and the Issuer entered into the Master Transaction Agreement, pursuant to which (i) the Issuer and ProFrac Holdings specified the issuance and sale of the Additional Notes (as described above), which purchase price payable was deemed paid in full in consideration of the execution of the Supply Agreement; and (ii) ProFrac Holdings was granted the right to designate two designees to serve on the Issuer’s board of directors (the “Board”), neither of whom have been designated as of the filing date of this Schedule 13D.

The foregoing descriptions of the Notes, the Pre-Funded Warrants, the Note Purchase Agreement, the Registration Rights Agreement, the Supply Agreement and the Master Transaction Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of the Form of Notes, the Form of Pre-Funded Warrants, the Note Purchase Agreement, the Registration Rights Agreement, the Supply Agreement, and the Master Transaction Agreement, which are filed herewith as Exhibits 1 through 6 to this Schedule 13D and are incorporated herein by reference.

The Reporting Persons acquired the securities covered by this Schedule 13D in connection with the transactions contemplated by the Note Purchase Agreement, the Supply Agreement and the Master Transaction Agreement. The Reporting Persons intend to engage in discussions with the Issuer’s management and Board regarding the Issuer’s operations, strategic direction, and potential additional transactions among the Reporting Persons and the Issuer. As contemplated by the Master Transaction Agreement, the Reporting Persons’ discussions with the Issuer will include, without limitation, the completion of the Reporting Persons’ designation of two designees to serve on the Issuer’s Board and the negotiation, on terms and conditions reasonably acceptable to the parties, of an extension of the Supply Agreement. While there can be no assurance any such extension will be consummated, such negotiation may result in an extension, amendment, restatement, or other modification of the Supply Agreement, and may result in the issuance of additional Notes and/or other securities of the Issuer to the Reporting Persons. In addition, depending upon overall market conditions, changes in the Issuer’s operations, business strategy or prospects, other investment opportunities available to the Reporting Persons and the availability of securities of the Issuer at prices that would make the purchase or sale of any such securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer in the open market, private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may consider, explore and/or develop plans regarding the Issuer in addition to the matters discussed above, and may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in other communications with the Issuer’s management and Board, engaging in discussions with other securityholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, strategic transactions, including business combinations, a sale of the Issuer as a whole or in parts or acquisitions or investments by the Issuer, increased representation or designation rights of the Reporting Persons on the Board, Board structure (including Board composition), operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of their Issuer securities, engaging in short selling of or any hedging or similar transaction with respect to securities of the Issuer, or taking any other actions with respect to their investment in the Issuer permitted by law, including any or all of the actions set forth in paragraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer.

(a)–(b) Each of the Reporting Persons may be deemed to beneficially own, and may be deemed to have shared power to direct the vote and shared power to dispose or to direct the disposition of, in the aggregate, 18,380,242 shares of Common Stock, representing approximately 18.7% of the issued and outstanding shares of Common Stock, based on (i) 79,750,000 shares of Common Stock outstanding as of February 2, 2022, as represented by the Issuer in the Note Purchase Agreement, plus (ii) 9,190,121 shares of Common Stock issuable to ProFrac Holdings upon conversion of $10,000,000 in aggregate principal amount of the Initial Notes, plus (iii) 9,190,121 shares of Common Stock issuable to ProFrac Holdings upon conversion of $10,000,000 in aggregate principal amount of the Additional Notes in each case based upon conversion of the Notes at the Conversion Price, and not including the conversion of any accrued but unpaid interest on any Notes.

Each of Farris Wilks and THRC Holdings owns 50% of the membership interests in ProFrac Holdings. In addition, Farris Wilks and Dan Wilks are the sole managers of ProFrac Holdings. As a result, each of Farris Wilks, Dan Wilks and THRC Holdings therefore may be deemed to have shared voting and investment power over, and to share beneficial ownership of, the shares of Common Stock beneficially owned by ProFrac Holdings. THRC Management, as General Partner of THRC Holdings, has exclusive voting and investment power over the shares of Common Stock beneficially owned by THRC Holdings, and therefore may be deemed to share beneficial ownership of such shares. Dan Wilks, as sole Manager of THRC Management, together with his spouse, Staci Wilks, who share the same household, may be deemed to exercise voting and investment power over the shares of Common Stock beneficially owned by THRC Holdings, and therefore may be deemed to share beneficial ownership of such shares.

(c) The information set forth in Item 3 and Item 4 of this Schedule 13D is incorporated by reference into this Item 5(c).

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Each of the Reporting Persons may be deemed a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, and thus, may be deemed the beneficial owner of the shares of Common Stock directly owned by the other Reporting Persons. Each Reporting persons specifically disclaims beneficial ownership of securities reported herein that it does not directly own or control except to the extent of his or her or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

On February 14, 2022, the Reporting Persons entered into the Joint Filing Agreement attached as Exhibit 7 to this Schedule 13D with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto.

The information set forth in Item 3 and Item 4 of this Schedule 13D is incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

1	Form of Convertible Note (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 4, 2022).

2	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 4, 2022).

3	Note Purchase Agreement dated February 2, 2022 by and among Flotek Industries, Inc., ProFrac Holdings, LLC and the other purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 4, 2022).

4	Registration Rights Agreement, dated February 2, 2022, by and among Flotek Industries, Inc., ProFrac Holdings, LLC and the other purchasers party thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 4, 2022).

5	Chemical Products Supply Agreement, dated February 2, 2022, by and between Flotek Chemistry, LLC and ProFrac Services, LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 4, 2022).

6	Master Transaction Agreement, dated February 2, 2022, by and between Flotek Industries, Inc. and ProFrac Holdings, LLC (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 4, 2022).

7	Joint Filing Agreement, dated February 14, 2022, by and among Farris Wilks, Dan Wilks, Staci Wilks, THRC Holdings, LP, THRC Management, LLC and ProFrac Holdings, LLC.

8	Power of Attorney – Farris Wilks, dated as of February 14, 2022.

9	Power of Attorney – Dan Wilks, dated as of February 14, 2022.

10	Power of Attorney – Staci Wilks, dated as of February 14, 2022.

11	Power of Attorney – THRC Holdings, LP on behalf of itself and its wholly-owned subsidiary, THRC Management, LLC, dated as of February 14, 2022.

12	Power of Attorney – ProFrac Holdings, LLC dated as of February 14, 2022.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

*
Farris Wilks

*
Dan Wilks

*
Staci Wilks

THRC Holdings, LP

By:	/s/ Matthew Wilks
Name: Matthew Wilks
Title: Attorney-in-Fact

THRC Management, LLC

By:	/s/ Matthew Wilks
Name: Matthew Wilks
Title: Attorney-in-Fact

ProFrac Holdings, LLC

By:	/s/ Matthew Wilks
Name: Matthew Wilks
Title: Attorney-in-Fact

*By:	/s/ Matthew Wilks
Matthew Wilks, as Attorney-in-Fact